HARRAH'S ENTERTAINMENT, POINTS INTERNATIONAL TEAM UP TO OFFER
TOTAL REWARDS MEMBERS MORE OPTIONS

TORONTO, September 10, 2008 -- Points International Ltd. (TSX: PTS; OTCBB: PTSEF) - owner and operator of the world's leading reward-management program, Points.com (www.points.com) - announced today that it has signed an agreement with Harrah's Operating Company, Inc., a wholly-owned subsidiary of Harrah's Entertainment, Inc. Under terms of the multi-year agreement, Total Rewards will be part of the Points.com network and Harrahs will also participate in Points' Global Points Exchange (GPX), the loyalty industry's first peer-to-peer loyalty currency trading platform. In addition Points will offer Total Rewards members the ability to transfer Reward Credits between friends and family.

Total Rewards members will also have even more ways to earn valuable credits. Among other solutions, Points will launch a Corporate sales platform allowing retailers to offer Total Rewards Credits as an incentive. Points and Harrah's will be working to launch these initiatives over the coming months.

"We are delighted to be working with industry leader Harrah's to further enhance their loyalty program," said Points CEO Rob MacLean.

"We are dedicated to providing our customers with the best loyalty program in the business, and we think being a part of the Points network is another way to add value for our customers," said David Norton, Chief Marketing Officer, of Harrah's Entertainment.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, American Express(R) Membership Rewards(R), Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Northwest WorldPerks(R), Wyndham Hotel Group's TripRewards(R), Delta SkyMiles(R), and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks.

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For more information contact:

Investor relations:

Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Anthony Lam
Chief Financial Officer
Points International
T. 416-596-6382; E. anthony.lam@points.com

Partnership enquiries:

Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com